

November 4, 2011

Via E-mail
Joseph B. Selner
Chief Financial Officer
Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304

> **Re:** **Associated Banc-Corp**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 15, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 001-31343**

Dear Mr. Selner:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc. Via E-mail
Mr. Brian Bodager
General Counsel
Associated Banc-Corp